January 9, 2009

Via EDGAR and U.S. Mail

Mr. Mark Kronforst
Accounting Branch Chief
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:          Secured Digital Storage Corporation
Form 8-K Filed November 19, 2008
Form 8-K/A Filed November 26, 2008
File No. 000-09500

Dear Mr. Kronforst:

On behalf of Secured Digital Storage Corporation (“SDS” or the “Company”), set forth below are the Company’s responses to your letter dated December 2, 2008, regarding our Form 8-K/A filed November 26, 2008 (the “Amended Filing”).

In responding to the comment set forth in your letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Although not specifically requested by your comment letter dated December 2, 2008, we do note with respect to your previous letter dated November 21, 2008 your following comments and our response thereto:

Item 4.01 Changes in Registrant’s Certifying Accountant

1.
Amend the Form 8-K to address whether there have been any disagreements with the former accountant through the date of the resignation. Please note that such disclosure is required by Item 304(a)(1)(iv) of Regulation S-K.

ANSWER:

The Amended Filing addressed that there were no disagreements with the former accountant through the date of resignation.

2.	In your amended Form 8-K, include a dated Exhibit 16 letter from the former accountant addressing the revised disclosures.

ANSWER:

We included the updated letter from the former accountant in the Amended Filing.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ D. Skip Behm

D. Skip Behm
Vice President of Finance